Exhibit (a)(7)(A)

Exela Technologies Announces an Amendment in the Pending Exchange Offer
Common Stock Now Exchangeable for Listed Series B Preferred Stock

•	Exela announces intention to provide listed Series B Preferred Stock (Nasdaq: XELAP) voting rights by distributing new Tandem Preferred Stock

•	Shareholders can now exchange blocks of 20 shares of Common Stock into one share of the existing, tradable Series B Preferred Stock (Nasdaq: XELAP) with a $25 liquidation preference and a 6% annual dividend

•	Liquidation preference represents a 257% premium to the closing share price of $0.35 on April 15, 2022, the day prior to the commencement of the original Offer

•	Dividend represents a 21.4% yield based on the April 15, 2022 closing price

•	Common Stock tendered will be retired

•	Participating shareholders should instruct their broker to tender their Common Stock well before the expiration time of 11:59 p.m. EST on May 16, 2022, to give their broker enough time to tender their Common Stock

IRVING, TX., May 2, 2022 (GLOBE NEWSWIRE) -- Exela Technologies, Inc. (“Exela” or the “Company”) (NASDAQ: XELA) announced today that it has amended the previously announced exchange offer for shares of its Common Stock and Series B Preferred Stock. In the amended offer (the “Offer”), stockholders can now exchange Common Stock in 20 share increments for one share of the existing, publicly-traded Series B Preferred Stock (Nasdaq: XELAP) with a $25 liquidation preference, which following the Tandem Stock Dividend described below, will have 20 votes per share. In light of the changes to the Offer, the Company has determined to terminate the offer to exchange the Series B Preferred Stock for a new series of preferred stock. as a result, existing holders of the Series B Preferred Stock need not take any action.

Shareholders whose Common Stock is accepted for exchange in the amended exchange offer will receive Series B Preferred Stock with the following terms:

•	Liquidation Preference. Upon any liquidation of Exela, before any payments are made to the holders of Common Stock, holders of Series B Preferred Stock are entitled to receive the greater of (1) the $25 per share liquidation preference plus accrued and unpaid dividends, or (2) the amount that the holder would have received if the Series B Preferred Stock had been converted immediately prior to such event. Thus, upon any potential liquidation, a holder of Common Stock who exchanged their Common Stock for Series B Preferred Stock will receive at least as much as they would have if they had not exchanged. The $25 liquidation preference, which is equivalent to $1.25 per share of Common Stock, represents a 257% premium to the closing share price of the Common Stock on April 15, 2022.

•	Dividends. Holders of Series B Preferred Stock are entitled to receive both:

o	Cumulative dividends from March 11, 2022, at the rate of 6% per annum on the $25 per share liquidation preference, representing a 21.4% yield based on the April 15, 2022 closing price of the Common Stock, and

o	The right to participate in future dividends on our Common Stock.

•	Conversion. The right to convert their Preferred Stock into Common Stock at a conversion price of $1.25. Thus, a holder of Common Stock who exchanges their Common Stock for Series B Preferred Stock will retain the right to participate in any increase in value of the Common Stock above the $1.25 conversion price.

•	Voting. Following the Tandem Stock Dividend, 20 votes per share, effectively maintaining their existing voting rights.

The Company believes that the additional shares of Series B Preferred Stock to be issued in the Offer, coupled with the voting rights from the Tandem Stock Dividend, will result in an improved trading market for Series B Preferred Stock. The Company has been informed by its Executive Chairman, Mr. Par Chadha, that he plans to fully participate in the Offer, provided that if the Offer is fully subscribed, he intends to limit his participation in the Offer to 20.6% of his Common Stock (representing the percentage of the outstanding Common Stock being sought in the Offer).

Exela has also announced that it intends to declare a dividend of one share of a new series of voting preferred stock (the “Tandem Preferred Stock”) for each share of outstanding Series B Preferred Stock (the “Tandem Stock Dividend”), resulting in each share of Series B Preferred Stock having 20 votes per share (representing the number of votes of the Common Stock surrendered in exchange for one share of Series B Preferred Stock). The declaration and payment of the Tandem Stock Dividend is subject to several conditions, and there can be no assurance that the Tandem Stock Dividend will be declared.

An Amended and Restated Offer to Exchange has been filed with the U.S. Securities and Exchange Commission, and can be retrieved at http://www.sec.gov. Holders of shares of Common Stock may contact D.F. King & Co., Inc., the information agent for the Offer, by calling Banks and Brokers, Call Collect:(212) 269-5550; all others, call toll-free: (888) 644-6071 or visit https://to.exelatech.com/ for this purpose.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Preferred Stock or any other securities. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Preferred Stock will be made only by means of the Offer to Exchange.

The complete terms and conditions of the Offer are set forth in the Amended and Restated Offer to Exchange dated May 2, 2022, and the related amended and restated letter of transmittal that has been filed with the Securities and Exchange Commission on Schedule TO. Shareholders of Exela are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov.

About Exela Technologies

Exela Technologies is a business process automation (BPA) leader, leveraging a global footprint and proprietary technology to provide digital transformation solutions enhancing quality, productivity, and end-user experience. With decades of experience operating mission-critical processes, Exela serves a growing roster of more than 4,000 customers throughout 50 countries, including over 60% of the Fortune® 100. Utilizing foundational technologies spanning information management, workflow automation, and integrated communications, Exela’s software and services include multi-industry, departmental solution suites addressing finance and accounting, human capital management, and legal management, as well as industry-specific solutions for banking, healthcare, insurance, and the public sector. Through cloud-enabled platforms, built on a configurable stack of automation modules, and over 17,000 employees operating in 23 countries, Exela rapidly deploys integrated technology and operations as an end-to-end digital journey partner.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "may", "should", "would", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "expect", "outlook" or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, estimated or anticipated future results and benefits, future opportunities for Exela, and other statements that are not historical facts. These statements are based on the current expectations of Exela management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties, including without limitation those discussed under the heading "Risk Factors" in the Offer to Exchange and Exela's Annual Report and other securities filings. In addition, forward-looking statements provide Exela's expectations, plans or forecasts of future events and views as of the date of this communication. Exela anticipates that subsequent events and developments will cause Exela's assessments to change. These forward-looking statements should not be relied upon as representing Exela's assessments as of any date subsequent to the date of this press release.

Investor and/or Media Contacts:

Vincent Kondaveeti

E: vincent.kondaveeti@exelatech.com

Mary Beth Benjamin

E: IR@exelatech.com

- 2 -